UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

CACI INTERNATIONAL INC
(Name of Issuer)
COMMON STOCK, $.10 PAR VALUE
(Title of class of securities)
127190304
(CUSIP number)
Jason Wathen Blue Harbour Group, LP 646 Steamboat Road Greenwich, Connecticut 06830 (203) 422-6540
(Name, address and telephone number of person authorized to receive notices and communications)
MAY 7, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 127190304	13D/A	Page 2

1	NAME OF REPORTING PERSON:		Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,257,491
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,257,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,257,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.8%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 127190304	13D/A	Page 3

1	NAME OF REPORTING PERSON:		Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,257,491
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,257,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,257,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.8%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 127190304	13D/A	Page 4

1	NAME OF REPORTING PERSON:		Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,257,491
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,257,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,257,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.8%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 127190304	13D/A	Page 5

This Amendment No. 2 is filed to amend Items 3 and 5 of the Schedule 13D filed with the Securities and Exchange Commission on June 13, 2012, as amended and supplemented by Amendment No. 1 filed on August 29, 2012 (the “Schedule 13D”) by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership (“Manager”), Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”), and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”).  Reference is hereby made to the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read in its entirety as follows:

The 2,257,491 shares of Common Stock reported herein by the Reporting Persons were acquired by the Manager for an aggregate purchase price of approximately $106,247,536 (excluding brokerage commissions).  The shares of Common Stock that are reported on this Amendment No. 2 to Schedule 13D were acquired with working capital of the Manager, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (b)                      The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.  As of the close of business on the date of this Amendment No. 2 to Schedule 13D, the Reporting Persons beneficially own an aggregate of 2,257,491 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, Manager GP, and Mr. Robbins, and which represent approximately 9.8% of the outstanding shares of Common Stock.  All percentages set forth in this paragraph are based on 23,067,835 shares of Common Stock outstanding as of May 3, 2013, as set forth in the Company’s Quarterly Report on Form 10-Q for the Company’s quarterly period ended March 31, 2013.

For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, each of Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons.  Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes.

(c)           Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Amendment No. 2 to Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 127190304	13D/A	Page 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2013

BLUE HARBOUR GROUP, LP

By:		Blue Harbour Holdings, LLC, its general partner

	By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR HOLDINGS, LLC

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

/s/ Clifton S. Robbins
Clifton S. Robbins

CUSIP No. 127190304	13D/A	Page 7

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share*
Manager	5/1/2013	Purchase	208,000	$57.75
Manager	5/7/2013	Purchase	128,000	$60.13

* Shares of Common Stock were sold or purchased (as applicable) over the day, and the aggregate amount and average price (excluding brokerage commissions) are indicated.